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                             ROCKEFELLER & CO., INC.

                          SUPPLEMENT TO CODE OF ETHICS

                     Relating to Investment Company Clients

          This Supplement to the Code of Ethics of Rockefeller & Co., Inc. ("R&Co.") is intended to fulfill the firm's obligations to limit and monitor personal securities transactions under the Investment Company Act of 1940 (the "Investment Company Act") and Canadian securities laws governing the management of mutual funds. As a registered investment adviser to mutual fund clients, the firm owes a fiduciary duty to its mutual fund clients, thus Access Persons, as defined herein, must conduct themselves in a manner that: (1) at all times places the interest of clients first; (2) personal securities transactions are conducted consistent with this Supplement and in such a manner as to avoid any actual or potential conflict of interest or any abuse of an individual's position of trust and responsibility; and (3) does not take inappropriate advantage of their positions. This Supplement and the restrictions set forth herein are in addition to those described in the Rockefeller & Co., Inc. Code of Ethics, the R&Co. Policy on Insider Trading and the Rockefeller Financial Services, Inc. Policy on Business Conduct. Violations of this Supplement or any of the other Codes or Policies may result in disciplinary action, including dismissal.

     R&Co.'s Compliance Officer and Compliance Committee are responsible for the administration and enforcement of this Supplement. If a person subject to this Supplement is in doubt as to whether a proposed securities transaction is proper, a member of the Committee should be consulted. When legally and ethically permissible, the Compliance Committee may approve exceptions to the strict limitations described in this memorandum.

     The Code of Ethics and the Supplement apply to all persons associated with R&Co. or affiliated organizations (i) if in connection with their regular functions or duties, they make, participate in, or obtain information regarding R&Co. securities transactions for mutual fund clients or (ii) whose functions relate to the making of R&Co. investment recommendations with respect to mutual fund client transactions ("Mutual Fund Access Persons"). For purposes of this Supplement, "Investment Personnel" shall include all Portfolio Managers, Portfolio Assistants, Portfolio Engineers, Research Analysts and Traders who, in the normal course of employment, make or participate in making investment recommendations or have access to current information regarding R&Co. investment recommendations for mutual fund clients. All trading restrictions apply to any non-client account controlled directly or indirectly by a Mutual Fund Access Person, and such an account is referred to below as a "Controlled Account." For this purpose, the term Controlled Account would include accounts which are directed by a Mutual Fund Access Person even though the Mutual Fund Access Person either may have no legal authority to trade (such as the account of a relative who often follows the Mutual Fund Access

                                                         Adopted January 1, 1995
                                                      Amended September 29, 2000

February 1, 2005

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Person's advice) or may have shared legal authority (such as a charity's finance committee). The legal right to execute transactions in an account is regarded as "control" whether or not that right is ever exercised.

          1.   Initial Public Offerings ("IPO")

          All Mutual Fund Access Persons are prohibited from purchasing either directly or indirectly an IPO for a Controlled Account and are prohibited from circumventing the firm's allocation policies to secure an IPO for any client. Such purchases by Mutual Fund Access Persons may suggest a conflict of interest and imply that future investment decisions may not have been pursued solely because they were in the best interest of the clients.

          2.   Private Placements

          All Investment Personnel are prohibited from participating in Private Placement transactions without express prior approval by the Compliance Officer or a member of the Compliance Committee. Such transactions would not include strictly private transactions in which there would be no client interest. With respect to a Portfolio Manager who manages a mutual fund, if the Private Placement transaction is approved, the Portfolio Manager must disclose that position to the Compliance Officer or a member of the Compliance Committee if he/she makes any investment decision regarding that issuer for a mutual fund client. The Compliance Committee shall also appoint an independent Portfolio Manger to review any such decision made on behalf of the mutual fund client.

          3.   Blackout Periods

          All Mutual Fund Access Persons are prohibited from trading in any security when an open order is pending for that security. In addition, any Portfolio Manager who has decision-making authority over mutual fund investments is prohibited from buying or selling a security within at least seven calendar days before or after a mutual fund that he or she manages trades in that security. With respect to any inadvertent violation of this policy, the Compliance Committee may require that the transaction be reversed or, if that is impractical, that all profits from the trade be disgorged to a charity designated by R&Co.

          4.   Ban on Short-Term Trading Profits

          All Investment Personnel are prohibited from profiting from the purchase and sale, or sale and purchase of the same (or equivalent) security within 60 calendar days regardless of whether the security is held by a mutual fund client. Any profits realized on short-term trades shall be required to be disgorged to a charity designated by R&Co. The Compliance Committee may consider exceptions to this prohibition on a case-by-case basis when no abuse is involved and the equities of the situation strongly support an exemption.

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          5.   Service as a Director

          Investment Personnel are prohibited from serving on boards of directors of publicly traded companies, absent prior authorization from the Compliance Committee. If serving as directors, the Compliance Committee shall define "Chinese Wall" or other procedures to isolate such Investment Personnel as necessary. Except with the express approval of the Legal Department, Portfolio Managers may not serve on the Board of Directors of issuers for the period during which the issuer is seeking to qualify for a public offering or listing.

          6.   Confidentiality

          All information provided to the Compliance Officer and the Compliance Committee with regard to the above restrictions will be maintained in confidence, except to the extent necessary to implement and enforce this Supplement or to comply with requests for information from regulators or other competent legal authorities.

          7.   Reports to Fund Boards

          R&Co. is required to provide an annual written report to the board of directors of its mutual fund clients that describes any issues arising under the Supplement since the last report, including information about material violations and sanctions imposed in response to such violations. The report must include discussion of whether any waivers that might be considered important by the board were granted during the period. The report must also certify that R&Co. has adopted procedures reasonably necessary to prevent Mutual Fund Access Persons from violating the Supplement. Copies of these reports must be retained pursuant to the Investment Company Act.

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